Exhibit 8.1

LIST OF SUBSIDIARIES

	Jurisdiction of
	Incorporation or	Percentage of
Name of Subsidiary	Organization	Ownership
Hongri International Holdings Limited	British Virgin Islands	100%
Roller Rome Limited	British Virgin Islands	100%
Vast Billion Investment Limited	Hong Kong	100%
France Cock (China) Limited	Hong Kong	100%
Hongri (Fujian) Sports Goods Co., Ltd.	PRC	100%
Anhui Kai Xin Apparel Co. Ltd.	PRC	100%
Shishi Hongri Brand Management Limited	PRC	100%